EXHIBIT 16.1

March 18, 2013

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Southern National Bancorp of Virginia, Inc., (the Company) and, under the date of March 5, 2013, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2012 and 2011 and the effectiveness of internal control over financial reporting as of December 31, 2012.  On March 13, 2013, we were dismissed. We have read the Company’s statements included under Item 4.01(a) of its Form 8-K dated March 18, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that that the change was approved by the Audit Committee and the Board of Directors.

Very truly yours,

/s/ KPMG LLP